Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 3 DATED FEBRUARY 7, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018, Supplement No. 1 dated December 12, 2018 and Supplement No. 2 dated January 7, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of January 2019; and
(3)	information regarding the share redemption limit.
OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of January 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 621,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $11.2 million, consisting of approximately 547,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $9.9 million ($4.6 million in D Shares and $5.3 million in T Shares), and approximately 74,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.3 million. As of January 31, 2019, we had accepted investors’ subscriptions for, and issued, approximately 41.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $743.2 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of January 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
January 2, 2019	$18.02	$17.73	*	$18.24
January 3, 2019	$18.02	$17.73	*	$18.24
January 4, 2019	$18.02	$17.73	*	$18.24
January 7, 2019	$18.01	$17.72	*	$18.24
January 8, 2019	$18.01	$17.72	*	$18.24
January 9, 2019	$18.01	$17.72	*	$18.24
January 10, 2019	$18.01	$17.72	*	$18.24
January 11, 2019	$18.01	$17.72	*	$18.24
January 14, 2019	$18.01	$17.72	*	$18.24
January 15, 2019	$18.01	$17.72	*	$18.24
January 16, 2019	$18.01	$17.72	*	$18.24
January 17, 2019	$18.01	$17.72	*	$18.24
January 18, 2019	$18.01	$17.71	*	$18.24
January 22, 2019	$18.01	$17.71	*	$18.24
January 23, 2019	$18.01	$17.71	*	$18.24
January 24, 2019	$18.01	$17.71	*	$18.24
January 25, 2019	$18.01	$17.71	*	$18.24
January 28, 2019	$17.94	$17.64	*	$18.17
January 29, 2019	$17.94	$17.64	*	$18.17
January 30, 2019	$17.94	$17.64	*	$18.17
January 31, 2019	$17.94	$17.64	*	$18.17

* Not available. We did not issue any S Shares as of January 31, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of December 31, 2018, our NAV was $589,016,545. As of January 1, 2019, the redemption limit for the quarter ending March 31, 2019 was 10% of our NAV as of December 31, 2018. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of February 1, 2019 has not been reduced below 10% of our NAV as of December 31, 2018. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

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